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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 1, 2005

Timberline Resources Corporation
(Exact Name of Registrant as Specified in its Charter)

IDAHO	**000-51549**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

36 West 16th Avenue, Spokane, Washington	**99203**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 747-5225**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (3-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On December 1, 2005, the Registrant and John Swallow (the "Lender"), the Registrant's Chairman of the Board of Directors and its principal shareholder, entered into a Promissory Note on which the Registrant's President, Stephen Goss, is a co-obligor. Pursuant to this Promissory Note, on that date, the Registrant borrowed $100,000 from the Lender at an interest rate of 10% per year. The other terms of the Promissory Note include interest only monthly payments of $833.33, commencing on December 1, 2005, a due date of December 10, 2010, prepayment without penalty and an option held by the Registrant to repay the principal, all or in part, in shares of the Registrant's common stock at the conversion rate of $.25/share or at the market price (bid price) of the shares at that time, whichever is less. In addition, the obligation to repay the loan in its entirety will be accelerated and a full cash payment will become immediately due in the event that the Registrant is reorganized, enters into a merger, reverse merger, is acquired, or incurs any other organizational change that results in a change of control and/or management. Furthermore, in the event that the borrowers fail to make any payment due under the terms of this Promissory Note, or breach any condition relating to any security, security agreement, note, mortgage or lien granted as collateral security for this Note, if any, seeks relief under the Bankruptcy Code, or suffers an involuntary petition in bankruptcy or receivership not vacated within thirty (30) days, the entire balance of the Promissory Note and any interest accrued thereon shall be immediately due and payable to the holder of this note.

The Promissory Note is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits.

10.1   December 1, 2005 Promissory Note.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TIMBERLINE RESOURCES CORPORATION
(Registrant)

Date: December 6, 2005

By: /s/ Stephen Goss
Stephen Goss, President

Exhibit 10.1

Promissory Note

One this date of December 1, 2005, in return for valuable consideration received, the undersigned borrower(s) jointly and severally promise to pay to Swallow Family LLC, the "Lender", the sum of $100,000 (one hundred thousand dollars), or at the end of the loan period, shares of Timberline Resources common stock at a conversion rate of $.25/share or at the market price of the shares at that time, whichever is less.

Terms of Repayment: Starting on December 1, 2005, and continuing thereafter from month to month until the date of December 1, 2010, borrowers shall make payments of interest only in the amount of $833.33.

Late Fees: In the event that a payment due under this Note is not made within ten (10) days of the time set forth herein, the Borrower shall pay an additional late fee in the amount of $100.

Prepayment: There is no prepayment penalty. This Note may be paid in part or full in cash at any time prior to end of the loan period without penalty.

Place of Payment: All payments due under this Note shall be made to Swallow Family, LLC, 905 South Jarvis Road, Coeur d'Alene, Id. 83814.

Default: In the event of default, the borrower(s) agree to pay all costs and expenses incurred by the Lender, including all reasonable attorney fees (including both hourly and contingent attorney fees as permitted by law) for the collection of this Note upon default, and including reasonable collection charges (including, where consistent with industry practices, a collection charge set as a percentage of the outstanding balance of the Note) should collection be referred to a collection agency.

Acceleration of Debt: If Timberline Resources is merged, reverse-merged, taken over, purchased, or any other change of leadership and/or management occurs, this Note will become due payable in cash or in terms agreed to by both parties. If both parties not in agreement, loan becomes due and payable in cash immediately.

Furthermore, in the event that the borrower(s) fail to make any payment due under the terms of this Note, or breach any condition relating to any security, security agreement, note, mortgage or lien granted as collateral security for this Note, seeks relief under the Bankruptcy Code, or suffers an involuntary petition in bankruptcy or receivership not vacated within thirty (30) days, the entire balance of this Note and any interest accrued thereon shall be immediately due and payable to the holder of this note.

Definition of "Market Price": "Market price" is to be the bid price of the shares at the time Note is due (if applicable).

Joint and Several Liability: All borrower(s) identified in this Note shall be jointly and severally liable for any debts secured by this Note.

Modification: No modification or waiver of any of the terms of this Agreement shall be allowed unless by written agreement signed by both parties. No waiver of any breach or default hereunder shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

Transfer of the Note: The borrowers hereby waive any notice of the transfer of the Note by the Lender or by any subsequent holder of this Note, agree to remain bound by the terms of this Note subsequent to any transfer, and agree that the terms of this Note may be fully enforced by any subsequent holder of this Note.

Severability of Provisions: In the even that any portion of this Note is deemed unenforceable, all other provisions of this Note remain un full force and effect.

Choice of Law: All terms and conditions of this Note shall be interpreted under the laws of the State of Idaho.

Signed Under Penalty of perjury, this 1st day of December 2005.

/s/ Stephen Goss

_____
Borrower – Timberline Resources
Stephen Goss - President

/s/ John Swallow   /s/ Tom Gurkowski

_____   _____
Lender – Swallow Family, LLC   Witness – Tom Gurkowski, Sec/Treasurer
John Swallow - Member and Manager   Timberline Resources